
SEC MAIL PROCESSING SECTION
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AB*
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07003083

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferson National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9920 Corporate Campus Drive, Suite 1000
(No. and Street)

Louisville	KY	40223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward J. O'Brien, IV CFO/FinOp 502-523-4956
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

330 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward J. O'Brien, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferson National Securities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO, Fin Op

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jefferson National Securities Corporation (f/k/a Inviva Securities Corp.) (a wholly-owned subsidiary of Jefferson National Financial Corp.) (SEC I.D. No. 8-51845)

Statement of Financial Condition

December 31, 2006

Jefferson National Securities Corporation (f/k/a Inviva Securities Corp.) (a wholly-owned subsidiary of Jefferson National Financial Corp.)

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Registered Public Accountant's Report

Board of Directors
Jefferson National Securities Corporation

We have audited the accompanying statement of financial condition of Jefferson National Securities Corporation (the "Company") (f/k/a Inviva Securities Corp.) (a wholly-owned subsidiary of Jefferson National Financial Corp.) as of December 31, 2006, that you are filing pursuant of rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferson National Securities Corporation at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

January 29, 2007

Jefferson National Securities Corporation (f/k/a Inviva Securities Corp.) (a wholly-owned subsidiary of Jefferson National Financial Corp.)

Statement of Financial Condition

December 31, 2006	
Assets	
Cash	$ 63,010
Goodwill	19,889
Prepaid expenses	703
	$ 83,602
Stockholder's Equity	
Class B common stock ($.001 par value, 100,000 shares authorized, 2,000 shares issued and 750 shares outstanding)	$ 1
Additional paid-in capital	272,287
Accumulated deficit	(188,686)
	$ 83,602

See accompanying notes to statement of financial condition.

1. Nature of Business and Basis of Accounting

Jefferson National Securities Corporation (the "Company"), formerly Inviva Securities Corporation, is a wholly-owned subsidiary of Jefferson National Financial Corp. ("JNF"). Effective May 1, 2003, the Company became the statutory underwriter for the issuance of variable annuity contracts for Jefferson National Life Insurance Company ("JNL"). As of this date, the Company entered into two servicing agreements with JNL. The Paymaster Agreement stipulates that JNL will pay all commissions associated with the issuance of variable contracts through the Company and JNL agrees to reimburse the Company for all variable commissions paid. The Distribution Agreement stipulates that the Company agrees to be the distributor of variable contracts for JNL and JNL agrees that it will reimburse the Company for the costs it incurs to distribute these contracts (See Note 2 – Summary of Significant Accounting Policies - Revenue).

In May of 2006, by way of the "Reorganization and Contribution Agreement" adopted by the Board of Directors of Inviva, Inc. ("ultimate parent") and accepted by the Board of Directors of JNF, all of the outstanding common stock of Jefferson National Securities Corp. was transferred from Inviva, Inc. to JNF. This transaction was accounted for using the pooling-of-interest method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations".

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposited in noninterest bearing accounts.

Prepaid Expenses

Prepaid expenses consist primarily of amounts paid in advance to the Company's NASD Central Registration Depository ("CRD") account, which balance is reduced as certain regulatory expenses are incurred, principally the appointment of new representatives.

Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, intangible assets with indefinite lives are no longer amortized but reviewed for impairment, annually or more frequently if impairment indicators arise. The Company's intangible asset pertains to its ability to process variable product sales. As of December 31, 2006, based on the intrinsic value of the variable product statutory underwriting services that the Company performs for its affiliate, management of the Company determined that its intangible asset was not impaired.

Income Taxes

The Company files a consolidated Federal income tax return with certain affiliates. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue

The Company provided services to JNL during 2006 (See Note 5 - Related Party Transactions). As noted above, the Company earns service fee revenue directly related to commissions paid on behalf of JNL. Additionally, the Company may, from time to time, incur allocated overhead costs from JNF. These costs are charged to the Company through JNL and are included in the service fees charged to JNL under the Distribution Agreement (See Note 1 - Nature of Business and Basis of Accounting).

The Company's cash accounts are noninterest bearing; therefore, there was no investment income for the year ended December 31, 2006.

Use of Estimates

Preparation of the statement of financial condition in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those reported.

3. Income Taxes

The Company's Federal income tax return is consolidated with Inviva, Inc., JNF, Jefferson National Financial Holdings and Inviva Insurance Agency. The method of allocation among the companies is based upon separate return calculations with current credit for losses. The legal reorganization as discussed in Note 1 did not have any material impact on income taxes.

The Company did not have any current Federal or deferred Federal income tax (benefits) expense.

The components of gross deferred tax assets and liabilities and the related valuation allowance as of December 31, 2006 are as follows:

December 31, 2006	
Deferred tax assets:	
Net operating loss carryforwards	$ 190,485
Deferred tax liabilities	-
Net deferred tax asset	190,485
Valuation allowance for deferred tax asset	(190,485)
Deferred tax assets, net of allowance	$ -

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely than not be realized. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. The Company has recorded a full valuation allowance against the full value of its net deferred tax asset at December 31, 2006, since the Company does not anticipate generating any future income.

At December 31, 2006, the Company had tax net operating losses of $544,242 that begin to expire in 2020. The use of $328,090 of these losses will be limited pursuant to Section 382 of the Internal Revenue Code. The Company did not have any capital loss carry forwards at December 31, 2006.

4. Commitments, Contingencies and Concentrations of Credit Risk

At December 31, 2006, management is not aware of any contingent liabilities and the Company has no future commitments.

The Company maintains cash balances at one financial institution in Louisville, Kentucky. The Federal Deposit Insurance Corporation ("FDIC") insures the balances up to $100,000. It is unlikely the Company will have balances in excess of FDIC limits.

As described in Notes 1 and 5, JNL is the sole source of the Company's revenue.

5. Related Party Transactions

JNF provides administrative services to the Company and the Company provides broker-dealer services to JNL. For the year ended December 31, 2006, all services and expenses were reimbursed to the Company by JNL (see Note 1 – Nature of Business and Basis of Accounting).

At December 31, 2006, $-0- was due to JNF for general expenses.

6. Net Capital Requirements

SEC Rule 15c3-1 sets the minimum net capital requirement of a limited purpose broker-dealer that does not receive funds or securities at $5,000. At December 31, 2006, the Company had net capital of $63,010, which was $58,010 in excess of required net capital of $5,000.

JNF will provide the necessary capital to ensure the Company continues to meet its net capital requirements.

The Company's ratio of aggregate indebtedness to regulatory net capital was $-0- at December 31, 2006.

END